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                              January 5, 2024

       Ross Dupper
       President
       Porsche Auto Funding LLC
       One Porsche Drive
       Atlanta, Georgia 30354

                                                        Re: Porsche Auto
Funding LLC
                                                            Registration
Statement on Form SF-3
                                                            Filed December 7,
2023
                                                            File No. 333-275929

       Dear Ross Dupper:

                                                        We have reviewed your
registration statement and have the following comment(s).

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

       Registration Statement on Form SF-3

       General

   1. Please confirm that the depositor or any issuing entity previously established, directly or indirectly, by the
depositor or any affiliate of the depositor has been current and timely with Exchange Act
reporting during the last twelve months with respect to asset-backed securities involving
the same asset class. Please refer to General Instruction I.A.2. of Form
                                                        SF-3.
   2. Please confirm that, if delinquent assets are included in the pool at the time of the prospectus, the
delinquent assets will not constitute 20% or more of the asset pool on the date of any issuance of
notes under this form of prospectus. Refer to General Instruction
                                                        I.B.1(e) of Form SF-3.
   3. We note that your registration statement contemplates the offering of floating rate notes, and that your form of
prospectus includes bracketed disclosure indicating that, if floating rate notes are offered,
the applicable prospectus will disclose the terms of the index that
 Ross Dupper
FirstName  LastNameRoss
Porsche Auto  Funding LLCDupper
Comapany
January    NamePorsche Auto Funding LLC
        5, 2024
January
Page 2 5, 2024 Page 2
FirstName LastName
         will be used to determine interest payments for such floating rate notes. Please revise your form of prospectus to identify and describe the specific index or indices that you expect will be used to determine interest payments for any such floating rate notes. Refer to Item
         1113(a)(3) of Regulation AB. Please also update your risk factor disclosure to discuss material risks related to any such indices, if applicable. Refer to
Item 1103(b) of
         Regulation AB and Item 503(c) of Regulation S-K.
Form of Prospectus
The Sponsor, page 43

4. Your disclosure suggests that Porsche Financial Services, Inc. ("PFS"), as sponsor and originator, may have an obligation to repurchase a receivable for breach of a representation or warranty. In particular, we note your risk factor disclosure on page 25 of your form of prospectus stating that "[w]hile the seller or PFS may be obligated to repurchase a receivable, the seller or PFS may not be financially in a position to fund its repurchase obligation, which could result in a loss on your notes." Please confirm that you will provide information regarding PFS' financial condition if there is a material risk that the ability of PFS to comply with any such repurchase provisions could have a material impact on pool performance or performance of the asset-backed securities. Refer to Item
         1104(f) of Regulation AB.
The Transfer Agreements and the Administration Agreement
[The Revolving Period], page 92

5. Your disclosure on page 93 of your form of prospectus, as well as in the corresponding section of the Summary of Terms, states that "[t]here are no stated limits on the amount of additional receivables allowed to be purchased during the revolving period in terms of either dollars or percentage of the initial asset pool." However, your disclosure under
         "Payments of Principal" on page 80 of your form of prospectus includes a bracketed placeholder for the maximum amount of additional assets that may be acquired during the revolving period and the percentage of the asset pool that may be acquired during the revolving period, to the extent applicable. Please revise your form of prospectus as necessary to clarify whether there will be stated limits on the amount of additional receivables allowed to be purchased during the revolving period.
Part II - Information Not Required In Prospectus
Item 14. Exhibits, page II-2

6.       Please file your remaining exhibits with your next amendment. Refer to
Item 1100(f) of
         Regulation AB and Instruction 1 to Item 601 of Regulation S-K.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 Ross Dupper
Porsche Auto Funding LLC
January 5, 2024
Page 3

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Hodan Siad at 202-679-7829 or Benjamin Meeks at 202-551-7146 with any other questions.



FirstName LastNameRoss Dupper                              Sincerely,
Comapany NamePorsche Auto Funding LLC
                                                           Division of
Corporation Finance
January 5, 2024 Page 3                                     Office of Structured
Finance
FirstName LastName